SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                  Rule 13d-102

                   Under the Securities Exchange Act of 1934
                               (Amendment No. _)*

                               Launch Media, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   518567 10 2
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                                 (CUSIP Number)

                                 April 28, 1999
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            (Date of Event which Requires Filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
                               |_| Rule 13d-1 (b)
                               |X| Rule 13d-1 (c)
                               |_| Rule 13d-1 (d)

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*     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 518567 10 2                  13G                     Page 2 of 5 pages
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(1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.


    Sony Music Entertainment Inc.
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(2) Check the appropriate box if a member of a group (see instructions)   (a)|_|
                                                                          (b)|X|
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(3) SEC use only.

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(4) Citizenship or place of organization.

    Delaware
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Number of shares beneficially owned by each reporting person with:

    (5) Sole voting power:
        727,272 (681,818 of which is owned by SW Networks Inc., a wholly-owned subsidiary of the Reporting Person)

    (6) Shared voting power:
        0

    (7) Sole dispositive power:
        727,272 (681,818 of which is owned by SW Networks Inc., a wholly-owned subsidiary of the Reporting Person)

    (8) Shared dispositive power:
        0

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(9) Aggregate amount beneficially owned by each reporting person.

    727,272 (681,818 of which is owned by SW Networks Inc., a wholly-owned subsidiary of the Reporting Person)
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(10) Check if the aggregate amount in Row (9) excludes certain shares       |_|
     (see instructions).

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(11) Percent of class represented by amount in Row 9.

     6.05% (5.68% of which is represented by the 681,818 shares owned by SW Networks Inc., a wholly-owned subsidiary of the Reporting Person)
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(12) Type of reporting person (see instructions).

     CO
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

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CUSIP No. 518567 10 2                  13G                     Page 3 of 5 pages
---------------------                                          -----------------

      Item 1(a). Name of Issuer:

      Launch Media, Inc.
      --------------------------------------------------------------------------

      Item 1(b).  Address of Issuer's Principal Executive Offices:

      2700 Pennsylvania Avenue, Santa Monica, CA  90404
      --------------------------------------------------------------------------

      Item 2(a).  Name of Person Filing:

      Sony Music Entertainment Inc.
      --------------------------------------------------------------------------

      Item 2(b).  Address of Principal Business Office, or, if None, Residence:

      550 Madison Avenue, New York, NY  10022
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      Item 2(c).  Citizenship:

      Delaware
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      Item 2(d).  Title of Class of Securities:

      Common Stock
      --------------------------------------------------------------------------

      Item 2(e).  CUSIP NUMBER:

      518567 10 2
      --------------------------------------------------------------------------

      Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)   |_| Broker or dealer registered under Section 15 of the Act.

(b)   |_| Bank as defined in Section 3(a)(6) of the Act.

(c)   |_| Insurance Company as defined in Section 3(a)(19) of the Act.

(d) |_| Investment Company registered under Section 8 of the Investment Company Act.

(e) |_| Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.

(f) |_| Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 13d-1(b)(1)(ii)(F).

(g)   |_| Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G); see
      Item 7.

(h)   |_| Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

          If this statement is filed pursuant to Rule 13d-1(c), check this box.
                                                                             |X|

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CUSIP No. 518567 10 2                  13G                     Page 4 of 5 pages
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Item 4. Ownership.

      If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

      (a)   Amount beneficially owned:

            727,272 (681,818 of which is owned by SW Networks Inc., a wholly-owned subsidiary of the Reporting Person)
            --------------------------------------------------------------------

      (b)   Percent of class:

            6.05% (5.68% of which is represented by the 681,818 shares owned by SW Networks Inc., a wholly-owned subsidiary of the Reporting Person)
            --------------------------------------------------------------------

      (c)   Number of shares as to which such person has:

            (i)   Sole power to vote or to direct
                  the vote 727,272 (681,818 of which is owned by SW Networks Inc., a wholly-owned subsidiary of
                                                   the Reporting Person)
                                                   -----------------------------

            (ii)  Shared power to vote or to direct
                  the vote                         0
                                                   -----------------------------

            (iii) Sole power to dispose or to
                  direct the disposition of        727,272 (681,818 of which is
                                                   owned by SW Networks Inc., a
                                                   wholly-owned subsidiary of
                                                   the Reporting Person)
                                                   -----------------------------

            (iv)  Shared power to dispose or to
                  direct the disposition of        0
                                                   -----------------------------

            Instruction. For computations regarding securities which represent a right to acquire an underlying security, see Rule 13d-3(d)(1).

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Reported on by the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

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CUSIP No. 518567 10 2                  13G                     Page 5 of 5 pages
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Item 10. Certification.

      By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true and correct.

                                                      May 4, 1999
                                     -------------------------------------------
                                                        (Date)


                                     Sony Music Entertainment Inc.

                                     By: /s/ Thomas Tyrrell
                                     -------------------------------------------
                                         Name: Thomas Tyrrell
                                         Title:Senior Vice President and
                                         General Counsel

      The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

      Note. Schedules filed in paper format shall include a signed original and five copies of the schedules including all exhibits. See Rule 13d-7(b) for other parties for whom copies are to be sent.

      Attention. Intentional misstatements or omissions of fact constitute federal criminal violations. (See 18 U.S.C. 1001.)